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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
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                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

  MARTIN                            NICOLAS
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  (Last)                             (First)                         (Middle)

  12100 TECHNOLOGY BLVD.
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                                    (Street)

  AUSTIN,                             TX                              78727
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   11/15/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   S.I. DIAMOND TECHNOLOGY, INC. (SIDT)
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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

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6. If Amendment, Date of Original       (Month/Day/Year)


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7. Individual or Joint/Group Filing     (Check Applicable Line)

 X  Form filed by One Reporting Person
----

    Form filed by More than One Reporting Person
----

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            Table 1 -- Non-Derivative Securities Beneficially Owned

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

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Name of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

  COMMON STOCK                         70,000                          D
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

==========================    ===========================      =================        ==========================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
The form is filed by more than one reporting person, see Instruction 5(b)(v).                                      SEC 1473 (7-96)
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FORM 3 (continued)

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        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------
 Series G Preferred Stock
 (convertile)                     6/26/97   (1)        Common Stock            (1)       (1)             D
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------
 Warrants (right to buy)          6/26/97 6/26/2002    Common Stock           200        $1.00           D
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

===============================   ======= =======  ========================  ====== =============== ============== ==============
Explanation of Responses:
Subject to adjustment in certain circumstances, each shares of Series G Preferred Stock is convertible into that number of shares of Common Stock determined by dividing (i) the original issue price of Series G Preferred Stock plus an amount equal to 10% of the
Series G issue price per annum from the date the Series G Preferred Stock was issued to the conversion date by (ii) $1.00.

                                                                          /s/ Nicolas Martin                 12/10/97
                                                                         _______________________________    ______________
                                                                              Nicolas Martin                     Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                                                     SEC 1473 (7-96)
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